P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

April 27, 2023
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Variable Insurance Funds (the "Trust")

File No. 033-32216

Post-Effective Amendment No. 101 – Vanguard High Yield Bond Portfolio

Dear Ms. Larkin:

This letter responds to your comments provided on March 31, 2023, on the above-referenced post-effective amendment. The comments apply to Vanguard High Yield Bond Portfolio, a series of the Trust.

Prospectus Comments

Comment 1: On page 11, in the section "Security Selection," in the second sentence of the third paragraph, consider using a plain English version of "high-yield sector leads."

Response: We have revised the description and replaced "high-yield sector leads" with "Vanguard's high-yield team."

Comment 2: On page 11, in the section "Security Selection," in the third paragraph, consider whether "Fixed Income Group" should be a defined term.

Response: We have reviewed the disclosure, which notes that the Fixed Income Group is a group within Vanguard. It is not a defined term, but it is Vanguard's standard manner of referring to the investment team within Vanguard whose focus is fixed income investments.

Comment 3: On page 12, in the section "Security Selection," in the ninth paragraph, please indicate whether the references to "advisor" should be to "advisors" since the fund has more than one advisor.

Response: We have deleted the paragraph because each advisor's security selection process is described elsewhere in the prospectus.

P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

Statement of Additional Information Comments

Comment 4: Please update all financial information as of the most recent fiscal year end where appropriate.

Response: We have updated all financial information as of the most recent fiscal year end where appropriate.

Comment 5: On page B"83, include a reference to "High Yield Bond Portfolio" in the list of portfolios; a portion of the assets of which are advised by Vanguard.

Response: We have revised the disclosure accordingly.

If you have any questions, please contact me at michael_drayo@vanguard.com.

Sincerely,

/s/ Michael Drayo

Michael Drayo

Associate General Counsel

The Vanguard Group, Inc.

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